Corporate contact:

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   Sanjay Hurry
   Investor Relations Officer
   TTI Telecom
   201.795.3883 Ext. 220
   sanjay.hurry@tti-telecom.com
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                        TTI TELECOM ANNOUNCES PRELIMINARY
                           THIRD QUARTER 2006 RESULTS

Petach Tikva, Israel - October 11, 2006 - TTI Team Telecom International LTD. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced preliminary results for its fiscal third quarter ended September 30, 2006. The Company expects to report final third quarter results and hold a conference call during the week of November 13, 2006.

Total revenues for the third quarter are expected to be in the range of $11.0 million to $11.5 million. Operating loss is expected to be in the range of $1.8 million to $2.3 million, and a net loss in the range of $1.6 million to $2.1 million, or in the range of $0.10 to $0.13 per diluted share. This compares to revenues of $12.6 million in the second quarter 2006 with an operating income of $0.02 million and net income of $0.02, or $0.01 pre diluted share.

"Our weaker than expected performance in the quarter was the result of the ongoing, soft spending environment for OSS in North America brought on by operator consolidation," stated Ruben Markus, chief executive officer of TTI Telecom "As a result, three of our largest customers have temporarily delayed OSS decisions. Concurrently, international demand for our solutions remained strong and was the primary driver for a sequentially higher book-to-bill.

"Operating expenses in the quarter, while sequentially higher, were in line with our plans to support the establishment of new revenue streams and research and development efforts to better position our solutions towards the global network transformation opportunity," continued Markus. "Investments being made to expand our partner channels will extend our sales reach and enable us to compete for a greater number of opportunities, while technology investments will enhance our market position as a leading provider of service assurance solutions to tier one operators.

"We eventually anticipate an improvement in the spending environment in North America, however, financial discipline requires us to take measures today to realign costs to expected revenues. At the same time, we are hopeful that additional growth drivers will start to bear fruit, including our growing number of partnerships with systems integrators and equipment vendors. We have also made significant progress in expanding the initial opportunity with our recent global tier one network transformation customer and are working to further broaden our presence within it with additional solutions sales," concluded Markus. "While we remain mindful of the challenges ahead of us, we also remain mindful of the increasing number of opportunities available to us and believe TTI Telecom remains on course to achieve success."


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems (OSS) to communications service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, convergent network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 70 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

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